January 26, 2007


BY FACSIMILE AND EDGAR

Ms. Sharon Virga
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

        Re:    NELNET, INC.
               FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005
               FILED MARCH 13, 2006

               FORMS 10-Q FOR MARCH 31, 2006 AND JUNE 30, 2006 AND FORM 10-Q/A FOR SEPTEMBER 30, 2006
               FILE NO. 1-31924

Dear Ms. Virga:

        On behalf of Nelnet, Inc. (the "Company"), submitted below are the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in the Commission's letter dated December 14, 2006 (which letter was received by the Company on December 28, 2006), concerning the above referenced filings made pursuant to the Securities Exchange Act of 1934 (the "Exchange Act").

        For your convenience, the responses set forth below have been placed in the order in which the Staff presented the Comments and the text of each Comment is presented in bold italics before each response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

GENERAL

1. WE NOTE YOUR NUMEROUS ACQUISITIONS IN THE PERIODS PRESENTED. PLEASE TELL US YOUR CONSIDERATION OF SIGNIFICANCE FOR PRESENTING FINANCIAL STATEMENTS UNDER RULE 3-05 OF REGULATION S-X. ALSO TELL US HOW YOU DETERMINED THAT YOU DID NOT HAVE TO PROVIDE EITHER FINANCIAL STATEMENTS OR PRO FORMA FINANCIAL INFORMATION OF FORM 8-K.

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Securities and Exchange Commission
January 26, 2007
Page 2

        Attached hereto as Attachment A is a schedule setting forth our analysis of the significance of our 2005 acquisitions of businesses for purposes of determining whether financial statements of businesses acquired must be presented under Rule 3-05 of Regulation S-X. The schedule includes an analysis of the aggregate effect of individually insignificant acquisitions.

        We performed similar analyses of the significance of our 2004 and 2003 acquisitions for purposes of determining whether financial statements of these business acquisitions needed to be presented under Rule 3-05 of Regulation S-X. As the number of acquisitions and amount of consideration paid during 2004 and 2003 are not as significant as 2005, we have not included our analyses for these years in our response.

        None of the 2005, 2004, or 2003 acquisitions met the 20% significance level under the tests of Rule 3-05, and the aggregate of the individually insignificant acquisitions did not meet the 50% significance level. In view of the foregoing, financial statements of the businesses acquired were not required by Rule 3-05(b) and thus not required to be filed with a Form 8-K pursuant to the instructions to Item 9.01(a)(1) of Form 8-K. In addition, pro forma financial information was not required by Article 11 of Regulation S-X and thus not required to be filed with a Form 8-K pursuant to the instructions to Item 9.01(b)(1) of Form 8-K.

        It should be noted that the 2005 acquisition of student loan assets and certain servicing and origination rights from Chela Education Financing, Inc. was not considered to be an acquisition of a business for purposes of Rule 3-05, but rather was considered to be an acquisition of assets, since the physical facilities, employee base, marketing systems, servicing systems, origination systems, and other revenue producing activities for the acquired assets were not components of the acquisition (in accordance with the guidance set forth in 11-01(d) of Regulation S-X as to whether a business has been acquired).

        We have included the 2005 contract with College Access Network in its measurement of significance for purposes of Rule 3-05 as this was determined to be a business based on the guidance set forth in 11-01(d) of Regulation S-X. However, this acquisition was not accounted for as a business combination in our consolidated financial statements per the guidance set forth in EITF 98-3, DETERMINING WHETHER A NONMONETARY TRANSACTION INVOLVES RECEIPT OF PRODUCTIVE ASSETS OR OF A BUSINESS ("EITF 98-3"). FAS 141 refers to EITF 98-3 for guidance in determining what constitutes a business. EITF 98-3 states if a single identifiable asset comprises all but a DE MINIMIS (3%) amount of the fair value of the transferred set of activities and assets, that concentration of value is an indicator that the transferred set is not a business. Because more than 97% of the consideration paid to amend this contract with College Access Network was assigned to a customer relationship, this acquisition was accounted for as an asset purchase and not a business combination.

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Securities and Exchange Commission
January 26, 2007
Page 3


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS, PAGE 29

2.      PLEASE REVISE TO PROVIDE DISCUSSIONS FOR EACH REPORTABLE SEGMENT.

        In future filings we will provide discussions for each reportable segment.

NON-GAAP PERFORMANCE MEASURES, PAGE 34

3. YOU HAVE PROVIDED BASE NET INCOME, EXCLUDING THE SPECIAL ALLOWANCE YIELD ADJUSTMENTS THAT ELIMINATE CERTAIN ITEMS. IF YOU CONTINUE TO PRESENT THIS MEASURE, PROVIDE DETAILED DISCLOSURES WHY YOU BELIEVE A PERFORMANCE MEASURE THAT EXCLUDES THESE RECURRING CHARGES IS USEFUL. YOUR DISCUSSION SHOULD, AT A MINIMUM, DISCLOSE THE FOLLOWING:
        o       THE MANNER IN WHICH YOU USE THIS NON-GAAP MEASURE TO CONDUCT OR
                EVALUATE THE BUSINESS;
        o       THE ECONOMIC SUBSTANCE BEHIND YOUR DECISION TO USE SUCH A
                MEASURE;
        o       A DETAILED EXPLANATION AS TO HOW EACH AMOUNT IS COMPUTED;
        o       THE MATERIAL LIMITATIONS ASSOCIATED WITH THE USE OF THE NON-GAAP
                MEASURE AS COMPARED TO THE USE OF THE MOST DIRECTLY COMPARABLE
                GAAP MEASURE, NET INCOME; AND
        o       THE MANNER IN WHICH MANAGEMENT COMPENSATES FOR THESE LIMITATIONS
                WHEN USING THIS NON-GAAP FINANCIAL MEASURE.
        AFTER   WE HAVE REVIEWED YOUR RESPONSE, WE MAY HAVE ADDITIONAL COMMENTS.

        In future filings we will expand our disclosures to further indicate why we believe that our base net income performance measures are useful, by addressing the following areas:

        o The manner in which we use this non-GAAP measure to conduct or evaluate the business.

        Our 2005 Form 10-K disclosures indicated that base net income is used by management to develop our financial plans, track results, and establish corporate performance targets. We will expand our disclosures in future filings to indicate that we believe base net income provides useful information to investors because it is the measure used by management to run our business, allocate our resources, evaluate our performance, and determine incentive compensation amounts for employees. Base net income is also the measure that our Board of Directors employs to set performance targets and evaluate management's performance and that we believe analysts, rating agencies, and creditors use in their evaluation of the Company's results of operations.

        o The economic substance behind our decision to use such a measure.

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Securities and Exchange Commission
January 26, 2007
Page 4

        We will expand our disclosures in future filings to indicate that we establish our budgets and forecasts on a base net income basis because such measure reflects the economic performance of the aspects of our business most heavily focused on by our management in managing the business and evaluating our performance, and we believe our base net income measures accomplish this by eliminating the temporary volatility in our performance that arises from certain items that are primarily affected by factors beyond the control of management. As to the specific adjustments to GAAP net income to compute base net income, we will expand our disclosures in future filings to include the following:

        o We exclude periodic unrealized gains and losses that are caused by the mark-to-market derivative valuations prescribed by FAS 133 on our derivatives which we believe are effective economic hedges but do not qualify for hedge accounting treatment under GAAP. Since we plan to hold all derivative instruments until their maturity, we believe these point-in-time estimates of asset and liability values that are subject to interest rate fluctuations make it difficult for us to evaluate the ongoing results of our operations against our business plan and affect the period-to-period comparability of our results of operations. Under our base net income measures, we recognize the economic effect of our derivative instruments, which includes any cash paid or received being recognized as an expense or revenue upon actual settlements of the derivatives.

        o We exclude amortization of acquired intangibles, which arises primarily from the acquisition of definite life intangible assets in connection with our acquisitions, since we feel that such charges do not drive our operating performance on a long-term basis and can affect the period-to-period comparability of our results of operations.

        o We exclude variable-rate floor income since its timing and amount (if any) is uncertain, it has been eliminated by legislation for all loans originated on/after April 1, 2006, and it is in excess of expected spreads. In addition, because variable-rate floor income is subject to the underlying rate for the subject loans being reset annually on July 1, it is a factor beyond our control which can affect the period-to-period comparability of our results of operations.

        o We exclude the special allowance yield adjustments and related hedging activity related to 9.5% special allowance payment. It should be noted, we no longer receive 9.5% special allowance payments pursuant to the terms of a settlement agreement that we entered into with the Department of Education on January 19, 2007. (This settlement agreement is discussed in more detail in our response to Comment 23 below). We excluded the special allowance yield adjustments from the base net income measure prior to the settlement agreement since we expected 9.5% special allowance payments to decline over time due to the fact that in April 2004 we ceased adding to our portfolio of loans receiving 9.5% special allowance payments.

        o       A detailed explanation as to how each amount is computed.
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Securities and Exchange Commission
January 26, 2007
Page 5

        Our 2005 Form 10-K included a table which showed how the base net income measures were computed from GAAP net income, with line items for the amounts of the specific adjustments to GAAP net income as discussed above. We believe that the expanded disclosures in future filings as discussed above will provide additional meaningful details as to how each amount is computed.

        o The material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income.

        Our 2005 Form 10-K disclosed the general material limitations associated with our use of the base net income measures. We believe that the expanded disclosures in future filings as discussed above will provide additional meaningful information as to the material limitations associated with the specific adjustments reflected in our base net income measures.

        o The manner in which management compensates for these limitations when using this non-GAAP financial measure.

        We have compensated for these limitations in our previous filings by disclosing the amount and effect of each of the adjustments to GAAP net income. We believe that the expanded disclosures in future filings as discussed above will provide additional meaningful information about the nature and effect of the adjustments to GAAP net income.

        In closing, we feel it is important to note that our base net income performance measures were disclosed in response to questions from professional research analysts and investors specifically requesting information to help them better understand the economic results of our operations in order to value and compare us with other companies in our industry.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS, PAGE F-3

4. DO NOT NET ASSETS AND LIABILITIES IN DISCLOSING THE FAIR VALUE OF YOUR DERIVATIVE INSTRUMENTS.

        In future filings we will not net assets and liabilities in disclosing the fair value of our derivative instruments.

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Securities and Exchange Commission
January 26, 2007
Page 6


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PLEASE DELETE YOUR PRESENTATION OF THE CALCULATION OF ADJUSTED BASE NET INCOME PER SHARE THROUGHOUT YOUR FILING.

        In future filings we will not include any presentation of the calculation of adjusted base net income per share.

6. WE NOTE THAT YOU UTILIZED AN INDEPENDENT THIRD-PARTY VALUATION TO ASSIST IN THE DETERMINATION OF THE VALUE OF YOUR ACQUIRED IDENTIFIABLE TANGIBLE AND INTANGIBLE ASSETS AND LIABILITIES FOR CERTAIN ACQUISITIONS. WHILE YOU ARE NOT REQUIRED TO MAKE REFERENCE TO THIS INDEPENDENT THIRD-PARTY, WHEN YOU DO YOU SHOULD ALSO DISCLOSE THE NAME OF THE EXPERT AND CONFIRM TO US IN YOUR RESPONSE LETTER THAT THE EXPERT IS AWARE OF BEING NAMED IN THE FILING. IF YOU DECIDE TO DELETE YOUR REFERENCE TO THE INDEPENDENT THIRD-PARTY, YOU SHOULD REVISE TO PROVIDE DISCLOSURES THAT EXPLAIN THE METHOD AND ASSUMPTIONS USED BY MANAGEMENT TO DETERMINE THE VALUATION.

        In future filings we will not refer to the third party who assisted in the determination of the value of certain assets acquired in these acquisitions. We will revise to provide disclosures consistent with the following sample disclosure:

               The Company uses estimates to determine the fair value of acquired assets to allocate the purchase price to acquired tangible and intangible assets. Such estimates are generally based on estimated future cash flows or cost savings associated with particular assets and are discounted to a present value using an appropriate discount rate. The estimates of future cash flows associated with intangible assets are generally prepared using a cost savings method, a lost income method, or an excess return method, as appropriate. In utilizing such methods, management must make certain assumptions about the amount and timing of estimated future cash flows and other economic benefits from the assets, the remaining economic useful life of the assets, and general economic factors concerning the selection of an appropriate discount rate. The Company may also use replacement cost or market comparison approaches to estimating fair value if such methods are determined to be more appropriate.

        To the extent that the selection of a particular valuation method or the making of a particular assumption has a critical bearing on a significant component of the valuation or allocation of value which has a material impact on our results of operations or financial condition, we will provide additional detailed disclosures regarding such method or assumption.

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Securities and Exchange Commission
January 26, 2007
Page 7

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

GENERAL

7. TELL US AND DISCLOSE IN YOUR NEXT SUBMISSION YOUR POLICY FOR TESTING GOODWILL AND OTHER ASSETS FOR IMPAIRMENT.

        We will disclose in our next Form 10-K submission that goodwill is tested annually for impairment (or more frequently if an event indicates that the asset(s) might be impaired). Goodwill is tested for impairment using a fair value approach at the reporting unit level. A reporting unit is the operating segment, or a business one level below that operating segment if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. We recognize an impairment charge for any amount by which the carrying amount of a reporting unit's goodwill exceeds its fair value. We use discounted cash flows to establish fair values. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results.

        Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell, and depreciation ceases.

        Intangible assets with indefinite lives are tested annually for impairment (or more frequently if an event indicates that the asset(s) might be impaired) and written down to fair value as required.

8.      PLEASE PROVIDE THE DISCLOSURE REQUIRED BY PARAGRAPH 17 OF FAS 140.

        In future filings we will provide the disclosure required by paragraph 17 of FAS 140 to the extent such paragraph is applicable to any of our transactions. In connection therewith, it should be noted that our securitization transactions do not qualify as sales under the provisions of FAS
140. Accordingly, all the financial activities and related assets and liabilities, including debt, of our securitizations are reflected in our consolidated financial statements. As a result, we do not recognize any gains upon the completion of a securitization or have retained interest in off-balance sheet securitizations, as opposed to transactions by other industry participants.


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Securities and Exchange Commission
January 26, 2007
Page 8

NOTE 3.  BUSINESS AND CERTAIN ASSET ACQUISITIONS, PAGE F-13

9.      PROVIDE THE DISCLOSURE REQUIRED BY PARAGRAPHS 51 TO 57 OF FAS 141.

        In future filings we will provide the disclosure required by paragraphs 51 to 57 of FAS 141.

10. DISCLOSE YOUR FINANCIAL REPORTING FOR ADDITIONAL OR CONTINGENT CONSIDERATION THAT WILL BE PAID OR HAS BEEN PAID FOR EACH APPLICABLE ACQUISITION.

        In future filings we will disclose the financial reporting for additional or contingent consideration for each applicable acquisition, which consideration is generally not recorded until the applicable contingency is resolved and the additional consideration is distributable unless the outcome of the contingency is determinable beyond a reasonable doubt. When the contingency is resolved and the additional consideration is issued or issuable or the outcome of the contingency is determinable beyond a reasonable doubt, we record the current fair value of the additional consideration as additional cost of the acquired enterprise. The additional cost is allocated to the appropriate assets, which is usually goodwill. Costs allocated to assets with finite useful lives are amortized over the remaining useful lives of the assets.

11. WE NOTE THAT FOR SOME ACQUISITIONS THAT YOU INDICATE THE EFFECTIVE DATE RATHER THAN THE ACQUISITION DATE. PLEASE REVISE YOUR FINANCIAL STATEMENTS TO USE THE ACTUAL ACQUISITION DATE.

        In future filings our financial statements will indicate the actual acquisition date.

12. TELL US AND DISCLOSE IN YOUR NEXT SUBMISSION HOW YOU DETERMINED THE FAIR VALUE OF YOUR STOCK THAT WAS GIVEN FOR ACQUISITION. TELL US YOUR CONSIDERATION OF FAS 141.

        We determined the fair value of our stock that was given for consideration for our acquisitions based on the market price for a reasonable period before and after the date that the terms of the acquisition were agreed to and announced as required by paragraph 22 of FAS 141. To determine the fair value of the securities issued, we used a simple average of the daily closing price of our stock using a period beginning two days before and ending two days after the date that the terms of the applicable acquisition were agreed to and announced. We will disclose in our next Form 10-K submission how we determined the fair value of our stock that was given for consideration for our acquisitions.

13. PLEASE TELL US YOUR CONSIDERATION OF PARAGRAPHS A10 TO A28 OF FAS 141 IN DETERMINING THE AMOUNTS THAT WERE ASSIGNED TO AMORTIZABLE INTANGIBLES FOR YOUR ACQUISITIONS DURING THE PERIODS PRESENTED. TELL US THE VALUES OF THE AMORTIZABLE INTANGIBLES, THEIR AMORTIZATION PERIODS, AND AMORTIZATION METHODS FOR EACH ACQUISITION.

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Securities and Exchange Commission
January 26, 2007
Page 9

        Attached hereto as Attachment B is a schedule setting forth our consideration of paragraphs A10 to A28 of FAS 141 in determining the amounts that were assigned to amortizable intangibles for our acquisitions completed during the years ended 2005, 2004, and 2003. Attachment B also includes the value, amortization period, and amortization method for each intangible asset identified.

14. FOR EACH AMORTIZABLE INTANGIBLE DISCLOSED, DISCLOSE THE METHOD OF AMORTIZATION AS WELL AS THE AMORTIZATION PERIOD. TELL US HOW YOU DETERMINED THAT THE METHOD WAS APPROPRIATE IN ACCORDANCE WITH THE ACCOUNTING LITERATURE.

        Attached hereto as Attachment C is a schedule of each amortizable intangible asset disclosed as of December 31, 2005 with the corresponding amortization method and amortization period. In future filings, we will disclose the method of amortization and amortization period for each amortizable intangible disclosed.

        For each amortizable intangible asset, we use a method of amortization that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, we use a straight-line amortization method (paragraph 12 of FAS
142). By way of example, for certain customer relationship assets, we amortize these intangibles over the projected revenues and expenses (cash flows) attributable to the customer relationship as determined on the date of acquisition. Because of customer attrition, the annual cash flows related to customer relationships diminish the further from the date of acquisition. As such, we end up using an accelerated amortization method for customer relationships that reflects the pattern in which the economic benefits of this acquired asset are used by us.

15. TELL US AND DISCLOSE IN YOUR NEXT SUBMISSION HOW YOU ACCOUNTED FOR THE PUT AND CALL OPTIONS ASSOCIATED WITH YOUR ACQUISITION OF 50% OF THE MEMBERSHIP INTEREST IN PREMIERE CREDIT OF NORTH AMERICA, LLC.

        We will disclose in our next Form 10-K submission that no value has been allocated to the put and call options since the put and call option prices are based on a formula of future pre-tax net income of Premiere through 2009 and 2010, respectively, and thus are not currently determinable.

16. TELL US AND DISCLOSE IN YOUR NEXT SUBMISSION HOW MUCH YOU PAID FOR THE PORTFOLIO OF FEDERALLY-INSURED LOANS WITH AN AGGREGATE OUTSTANDING BALANCE OF $175.1 MILLION THAT YOU ACQUIRED FROM RISLA.

        We paid $5.0 million over the par value of the $175.1 million portfolio of loans acquired from RISLA. We will disclose this amount in our next Form 10-K submission.

17. WE NOTE THAT YOU PAID $109.3 MILLION OVER PAR VALUE AND ACCRUED INTEREST TO PURCHASE THE FFELP STUDENT LOAN PORTFOLIO FROM CHELA AND THAT $9 MILLION AND $1 MILLION OF THE PURCHASE PRICE WAS ALLOCATED TO FUTURE ORIGINATION RIGHTS AND FURNITURE AND EQUIPMENT. TELL US HOW YOU ALLOCATED THE REMAINING PURCHASE PRICE.

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Securities and Exchange Commission
January 26, 2007
Page 10

        The remaining purchase price for the purchase of student loans from Chela was allocated to loan premiums.

NOTE 4.  INTANGIBLE ASSETS AND GOODWILL, PAGE F-17

18.     TELL US HOW YOU ARRIVED AT THE $20,280 VALUE ASSIGNED TO TRADE NAMES.

        As of December 31, 2005, the value assigned to trade names determined to have indefinite lives is shown below (dollars in thousands):

                 Acquisition                Acquisition date    Value assigned
         -------------------------------    ----------------    --------------
         Student Marketing Group, Inc.        March 29, 2005        $   991
         National Honor Roll, L.L.C.         March 29, 2005           1,263
             FACTS Management Co.             June 10, 2005            9,274
       LoanSTAR Funding Group, Inc. and
           LoanSTAR Systems, Inc.           October 24, 2005          8,752
                                                                    -------
                     Total                                          $20,280
                                                                    =======

        We valued the above trade names using a relief from royalty valuation method, which measures the value by estimating the cost savings. Specifically, we used a form of the income approach known as the royalty savings method. The key assumptions in the royalty savings method are projected sales, royalty rate, and discount rate associated with the trade name.

        As noted in the 2005 Form 10-K, the values assigned to FACTS Management Co. and LoanSTAR Funding Group, Inc. and LoanSTAR Systems, Inc. were preliminary as we were not yet complete with our allocation of the purchase price related to these acquisitions.

19. TELL US HOW YOU HAVE APPLIED THE GUIDANCE IN PARAGRAPHS 32 TO 35 OF FAS 142 FOR ASSIGNING ASSETS AND GOODWILL TO REPORTING UNITS.

        The amount of goodwill assigned to a reporting unit is determined in a manner similar to how the amount of goodwill recognized in a business combination is determined. The fair value for each reporting unit representing a "purchase price" is determined, and that purchase price is allocated to the assets and liabilities of that unit. If the purchase price exceeds the amount assigned to those net assets, that excess is the goodwill assigned to that reporting unit. For our acquisitions completed in 2005, 2004, and 2003, each acquisition was determined to be an individual reporting unit. As such, the fair value was determined to be the purchase price, and all goodwill was recorded at the acquired entity (the reporting unit).

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Securities and Exchange Commission
January 26, 2007
Page 11

NOTE 5.  STUDENT LOANS RECEIVABLE

20. TELL US HOW YOU ASSESSED UNAMORTIZED LOAN PREMIUMS FOR IMPAIRMENT IN LIGHT OF THE OIG OF THE DEPARTMENT OF EDUCATION DETERMINATION THAT CERTAIN LOANS ARE NO LONGER ELIGIBLE FOR THE SPECIAL ALLOWANCE PAYMENT EQUAL TO A 9.5% MINIMUM RATE OF RETURN.

        As of the date of our previous filings, we assessed unamortized loan premiums for impairment in light of the following additional factors:

        o The OIG's determination that certain loans are no longer eligible for special allowance payments at the 9.5% rate was in large part with respect to otherwise qualifying loans that were the subject of refinancing transfers from trusts for tax-exempt financing obligations originally issued prior to October 1, 1993 to trusts for taxable obligations. Such transfers did not result in any additional loan premiums being recorded by Nelnet. These loans were originated by us and the direct and incremental costs to originate these loans (i.e. "premium") and recorded by us were the same amount as other loans not receiving the 9.5% rate. Because the 9.5% loans subject to the OIG audit would be eligible for special allowance payments at the otherwise applicable statutory rate, no impairment was contemplated on these loans. However, as of December 31, 2005 we had approximately $396 million in loans acquired from a third party during 2005 that we considered eligible for 9.5% special allowance payments and for which we recorded loan premiums. This loan portfolio was not part of the portfolio reviewed by or subject to the OIG audit.

        o As of the dates of our previous filings, the Department of Education had not reached a conclusion regarding the OIG's determination with respect to the subject loans, and it was uncertain as to whether the Department of Education would agree or disagree with the OIG's determination. For example, in 2005 the OIG issued a publicly available audit report regarding the New Mexico Educational Assistance Foundation ("NMEAF") which indicated that the OIG determined that the NMEAF received improper 9.5% special allowance payments, and the Department of Education subsequently announced that it determined that the NMEAF complied with all applicable laws, regulations, and Department guidance with respect to NMEAF's loans receiving 9.5% special allowance payments, effectively disagreeing with the OIG's determination. In addition, attached hereto as ATTACHMENT D is our response dated November 14, 2006, addressed to the Department of Education related to the OIG's audit report. Our response further supports that as of the dates of our previous filings, we continued to believe that we had complied in all material respects with the rules and regulations with respect to the proper categorization of these loans as being eligible for the 9.5% special allowance payments.

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Securities and Exchange Commission
January 26, 2007
Page 12

        As a result of such assessments in consideration of the foregoing and other relevant factors as of the date of our previous filings, we concluded that as of the date of such filings that there had been no impairment of unamortized loan premiums.

        During December 2006, we engaged in extensive discussions with the Department of Education which culminated in a Settlement Agreement with the Department of Education on January 19, 2007 to resolve the OIG audit, as reported in a Form 8-K filed on January 19, 2007 and discussed in more detail in our response to Comment 23 below. During that time, we assessed unamortized loan premiums for impairment in light of these developments, and concluded that a charge for impairment in the fourth quarter of 2006 was appropriate, as indicated in the following disclosure in the Form 8-K:

               In the fourth quarter of 2006, the Company will incur charges of $24.5 million as a result of the Agreement. The Company will reduce premiums paid on loans acquired in 2005 that were previously considered eligible for 9.5% special allowance payments by $21.7 million. In addition, the Company will charge off $2.8 million in accounts receivable from the Department related to the third quarter 2006 special allowance payments that will not be received under the Agreement.

FORMS 10-Q FOR MARCH 31, 2006 AND JUNE 30, 2006 AND FORM 10-Q/A FOR SEPTEMBER 30, 2006

GENERAL

21. PLEASE REVISE, AS APPROPRIATE FOR COMMENTS ISSUED REGARDING FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005.

        In future Form 10-Q filings our disclosures will reflect, as appropriate, our responses to the Comments issued regarding our Form 10-K for the year ended December 31, 2005.

22.     PROVIDE THE DISCLOSURE REQUIRED BY PARAGRAPH 58 OF FAS 141.

        In future Form 10-Q filings we will provide the interim financial information disclosures required by paragraph 58 of FAS 141 for any material business combination completed during the current year up to the date of the interim financial statements presented.

NOTE 2.  RECENT DEVELOPMENTS, PAGE 6

23. IN LIGHT OF THE FINDINGS OF THE OIG FOR THE DEPARTMENT OF EDUCATION, EXPAND YOUR DISCUSSION IN MD&A TO DISCUSS THE RAMIFICATIONS AND THE IMPACT ON FUTURE OPERATIONS AS WELL AS THE IMPACT OF A POTENTIAL REPAYMENT OF THE 9.5% MINIMUM THAT THE OIG ALLEGES HAS BEEN OVERPAID. DISCUSS IN DETAIL WHY YOU BELIEVE THAT THE OIG HAS MADE AN INCORRECT CONCLUSION AND WHY THE OIG DECLINED TO ACCEPT YOUR REBUTTAL OF ITS CONCLUSIONS.

Securities and Exchange Commission
January 26, 2007
Page 13


        On January 19, 2007, we filed a Form 8-K to report that we entered into a settlement agreement with the Department of Education to resolve the OIG audit. As disclosed in the Form 8-K, under the terms of the agreement we will retain the 9.5% special allowance payments that we earned from the Department prior to July 1, 2006. In addition, the agreement will effectively eliminate all 9.5% special allowance payments earned with respect to our portfolios of loans for periods on and after July 1, 2006, including the 9.5% special allowance payments which had been billed and were pending for the third and fourth quarters of 2006. The Form 8-K also contains the following disclosures:

               At December 31, 2006, the Company had approximately $3.0 billion in loans eligible for 9.5% special allowance payments based on its interpretation of applicable laws, regulations, and the Department's previous guidance, including an outstanding portfolio of approximately $2.4 billion that was the subject of the OIG audit. During the third quarter 2006, the Company would have received special allowance payments of approximately $11.7 million related to the $3.0 billion loan portfolio. As previously disclosed, the Company deferred recognition of $8.9 million of these payments related to loans subject to the OIG audit as they were being withheld by the Department.

               In the fourth quarter of 2006, the Company will incur charges of $24.5 million as a result of the Agreement. The Company will reduce premiums paid on loans acquired in 2005 that were previously considered eligible for 9.5% special allowance payments by $21.7 million. In addition, the Company will charge off $2.8 million in accounts receivable from the Department related to the third quarter 2006 special allowance payments that will not be received under the Agreement.

               During the fourth quarter 2006, the Company would have recognized $11.6 million in 9.5% special allowance payments of which approximately $9 million was related to loans subject to the OIG audit. The Company estimates the 9.5% special allowance payments on the loans not subject to the OIG audit would have been approximately $8-10 million in 2007.

               In consideration of not receiving the 9.5% floor income on a prospective basis, the Company has entered into a series of off-setting interest rate swaps with a notional amount of $2.45 billion that have a weighted average fixed rate received by the Company of 4.87%. These derivatives mirror the $2.45 billion in pre-existing interest rate swaps with maturities in 2007, 2010, 2012, and 2013 and a weighted average fixed rate paid by the Company of 4.11%. These derivatives had been utilized to hedge the 9.5% floor income against increases in interest rates. The net effect of the new offsetting derivatives is to lock in a series of future income streams on the underlying trades through their respective maturity dates. The Company anticipates recognizing net settlements of approximately $15 million on these derivatives during 2007.

Securities and Exchange Commission
January 26, 2007
Page 14

               The Company believes the prospective loss of the 9.5% special allowance payments will not have a material or adverse affect on the Company's operations. In addition, the Company does not expect the Agreement to have any material adverse effect on the outstanding debt obligations issued by the Company's education lending subsidiaries in the securitization of student loan assets. The Agreement resolves all issues between the Company and the Department that arise out of or relate to the contents of the OIG audit report and the Department's review of the issues raised therein. The agreement does not preclude any other government agency from reviewing the issues raised in the OIG audit report. The Company was informed by the Department of Education that a civil attorney with the Department of Justice has opened a file regarding this issue which the Company understands is common procedure following an OIG audit report. The Company has not received correspondence, notice, or had any discussions with the Department of Justice regarding this issue. The Company believes that any claim related to this issue has no merit.

        In our 2006 Form 10-K we will expand our MD&A discussion to reflect the foregoing disclosures and any other material impact of the settlement agreement on future operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RECENT ACCOUNTING PRONOUNCEMENTS, PAGE 40

24. DISCLOSE THE IMPACT OF THE ADOPTION OF FAS 156 AND FIN 48 ON YOUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

        In future filings we will disclose the impact of the adoption of FAS 156 and FIN 48 on our results of operations and financial condition.

                                    * * * * *

        On behalf of the Company, the undersigned acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

        o Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

        o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
January 26, 2007
Page 15

We believe that the foregoing is responsive to the Comments. If you need further information, you may contact the undersigned at (402) 458.2303.

Sincerely,

/s/ TERRY J. HEIMES

Terry J. Heimes
Chief Financial Officer



cc:     Nelnet, Inc.
        Mr. Brian J. O'Connor, Chair, Audit Committee of the Board of Directors

                                                                    ATTACHMENT A

         ANALYSIS OF 2005 ACQUISITIONS UNDER RULE 3-05 OF REGULATION S-X

Asset test - Compare registrant's share of acquired entity's total assets to the registrant's consolidated assets.

Investment test - Compare total GAAP purchase price of acquired entity to registrant's consolidated assets.

                                                             (A)          (B)          (C)
                                                          Acquired       GAAP     Nelnet, Inc.'s   Asset   Investment
                                                          entity's     purchase   consolidated     test       test
Acquisition date             Acquired entity             total assets  price (c)     assets       (A)/(C)   (B)/(C)
----------------     ---------------------------------   ------------ ----------  --------------  -------- ----------
                                                                (Dollars in thousands)
March 29, 2005   (a) Student Marketing Group, Inc. (SMG) $   3,177    $  40,075   $15,160,005      0.02%      0.26%
                     and National Honor Roll, L.L.C. (NHR)

June 10, 2005        FACTS Management Co.                    2,980       56,069    15,160,005      0.02%      0.37%

July 1, 2005         Foresite Solutions, Inc.                   98          735    15,160,005      0.00%      0.00%

October 24, 2005 (b) LoanSTAR Funding Group, Inc. (LFG)    935,251      168,519    15,160,005      6.17%      1.11%
                     and LoanSTAR Systems, Inc. (LSI)

October 31, 2005     College Access Network                      -       41,282    15,160,005      0.00%      0.27%

November 8, 2005     5280 Solutions, Inc.                    3,775       10,981    15,160,005      0.02%      0.07%

November 8, 2005     FirstMark Services, LLC                 1,382        2,400    15,160,005      0.01%      0.02%
                                                       ------------  -----------                 -------- ----------
                     Aggregate impact                    $ 946,663    $ 320,061    15,160,005      6.24%      2.11%
                                                       ============  ===========                 ======== ==========

Income test - Compare registrant's equity in the acquired entity's income from continuing operations before taxes, extraordinary items, and cumulative effect of a change in accounting principle to that of the registrant.

                                                            (A)         (B)
                                                         Acquired  Nelnet, Inc.'s
                                                         entity's  consolidated    Income test
Acquisition date             Acquired entity              NIBT         NIBT          (A)/(B)
-----------------    --------------------------------- ---------- ---------------   ----------
                                                          (Dollars in thousands)
March 29, 2005   (a) Student Marketing Group, Inc. (SMG)  $  4,686    $ 234,415         2.00%
                     and National Honor Roll, L.L.C. (NHR)

June 10, 2005        FACTS Management Co.                    6,157      234,415         2.63%

July 1, 2005         Foresite Solutions, Inc.                  132      234,415         0.06%

October 24, 2005 (b) LoanSTAR Funding Group, Inc. (LFG)     35,219      234,415        15.02%
                     and LoanSTAR Systems, Inc. (LSI)

October 31, 2005     College Access Netork                   9,969      234,415         4.25%

November 8, 2005     5280 Solutions, Inc.                    1,501      234,415         0.64%

November 8, 2005     FirstMark Services, LLC                 1,544      234,415         0.66%
                                                       ------------                 ----------
                     Aggregate impact                     $ 59,208      234,415        25.26%
                                                       ============                 ==========

(a) SMG and NHR were entities under common control, as such, they are treated under Rule 3-05 of Regulation S-X as if they are a single business combination.

(b) LFG and LSI were entities under common control, as such, they are treated under Rule 3-05 of Regulation S-X as if they are a single business combination.
The Company purchased the servicing assets of LSI and determined that a business had been acquired in accordance with the guidance set forth in 11-01(d) of Regulation S-X.

(c) Purchase price includes contingent consideration unless the likelihood of its payment is remote.

                                                                    ATTACHMENT B

                                 ACQUIRED AMORTIZABLE INTANGIBLES FROM ACQUISITIONS

                                                                           VALUE    AMORTIZATION
  ENTERPRISE OR ASSET          ACQUISITION       AMORTIZABLE             ASSIGNED       PERIOD    AMORTIZATION  CONSIDERATION
        ACQUIRED                   DATE         INTANGIBLE ASSET      (IN THOUSANDS) (IN MONTHS)      METHOD      OF FAS 141
-------------------------      -------------    -----------------     -------------  ------------ ------------  -------------
5280 Solutions, Inc. (d)      November 8, 2005  Customer relationships   $ 1,800           60     Accelerated SL       b
                                                Trade names                  600           60      Straight line       a
                                                                        ---------
                                                                         $ 2,400
                                                                        =========

FirstMark Services, LLC (d)   November 8, 2005  Customer relationships   $ 1,568           60      Straight line       b
                                                                        =========

College Access Network        October 31, 2005  Customer relationship
                                                  - VFA contract         $40,981          120      Straight line       b
                                                Customer relationships
                                                  - servicing customers      301           84      Straight line       b
                                                                        ---------
                                                                         $41,282
                                                                        =========
Chela Education
Financing, Inc.               October 25, 2005  Loan origination rights  $ 9,020           60     Straight line        b
                                                                        =========

LoanSTAR Funding Group, Inc.  October 24, 2005  Covenants not to compete $   408           60     Straight line        a
and LoanSTAR Systems, Inc.(d)                   Loan origination rights   35,020           84     Straight line        b
                                                Customer relationships     1,461           84     Accelerated SL       b
                                                                        ---------
                                                                         $36,889
                                                                        =========

Foresite Solutions, Inc.      July 1, 2005      Computer software        $    85           36      Straight line       a
                                                                        =========

FACTS Management Co. (d)      June 10, 2005     Covenants not to compete $ 3,552           60     Straight line        a
                                                Customer relationships    19,632          240     Accelerated SL       b
                                                Computer software          1,210           36      Straight line       a
                                                                        ---------
                                                                         $24,394
                                                                        =========

National Honor Roll, L.L.C.   March 29, 2005    Covenants not to compete $    97           60     Straight line        a
                                                                        =========

Student Marketing Group, Inc. March 29, 2005    Covenants not to compete $   316           60     Straight line        a
                                                Student lists              8,197           48      Straight line       c
                                                Customer relationships     1,973           84      Straight line       b
                                                Service agreement            274          132      Straight line       a
                                                                        ---------
                                                                         $10,760
                                                                        =========

UB&T Loan Origination Rights February 4, 2005   Loan origination rights  $   260           36     Straight line        b
                                                                        =========


EDULINX Canada Corporation   December 1, 2004   Customer relationships   $ 6,426           84      Straight line       b
                                                Computer software            752           24      Straight line       a
                                                Trade names                  221           84      Straight line       a
                                                                        ---------
                                                                         $ 7,399
                                                                        =========
Rhode Island Student Loan
  Authority                  March 11, 2004     Loan origination rights  $ 7,898          120     Straight line        b
                                                                        =========

(a) These assets were recognized apart from goodwill because they met the contractual-legal criterion, as defined by FAS 141.

(b) Paragraph 20 of Appendix A to FAS 141 states "If an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights. Therefore, customer contract and related customer relationships are intangible assets that meet the contractual-legal criterion." In addition, FASB's Emerging Issues Task Force issued EITF No. 02-17
"Recognition of Customer Relationship Intangible Assets Acquired in a Business
Combination", which expanded the recognition criteria to include expected future sales from customer relationships, even if the contract is "at will" by the customer. All values allocated to customer relationships and loan origination rights met the contractual-legal criterion or the recognition criteria of EITF
No. 02-17.

(c) This asset does not arise from contractual or other legal rights, but was recognized apart from goodwill because if met the separability criterion, as defined by FAS 141.

(d) As of December 31, 2005, the Company was in the process of obtaining valuations of certain intangible assets; thus, the allocation of the purchase price was subject to refinement.

                                                                    ATTACHMENT C

                                              AMORTIZABLE INTANGIBLES - AS OF DECEMBER 31, 2005

                                                     ORIGINAL       ACCUMULATED
                                                       VALUE       AMORTIZATION                          AMORTIZATION
         ENTERPRISE OR ASSET        ACQUISITION      ASSIGNED     (AS OF 12/31/05)      AMORTIZATION       PERIOD
               ACQUIRED                DATE        (IN THOUSANDS)  (IN THOUSANDS)          METHOD        (IN MONTHS)
      --------------------------- ---------------- --------------  --------------    ------------------  ------------
Covenants not to compete
  National Honor Roll, L.L.C.      March 29, 2005       $     97         $    16        Straight line          60
  Student Marketing Group, Inc.    March 29, 2005            316              53        Straight line          60
  FACTS Management Co. (a)         June 10, 2005           3,552             415        Straight line          60
  LoanSTAR Funding Group, Inc. (a) October 24, 2005          408              15        Straight line          60
                                                   --------------  --------------
                                                        $  4,373         $   499
                                                   ==============  ==============
Student lists
  Student Marketing Group, Inc.    March 29, 2005       $  8,197         $ 1,708        Straight line          48
                                                   ==============  ==============
Loan origination rights
  Rhode Island Student
     Loan Authority                March 11, 2005       $  7,898         $ 1,184        Straight line         120
  UB&T Loan Origination Rights     February 4, 2005          260              79        Straight line          36
  LoanSTAR Funding Group, Inc. (a) October 24, 2005       35,020             941        Straight line          84
  Chela Education Financing, Inc.  October 25, 2005        9,020             301        Straight line          60
                                                   --------------  --------------
                                                        $ 52,198         $ 2,505
                                                   ==============  ==============
Customer relationships
  EDULINX Canada Corporation       December 1, 2004     $  6,426         $   994        Straight line          84
  Student Marketing Group, Inc.    March 29, 2005          1,973             235        Straight line          84
  FACTS Management Co. (a)         June 10, 2005          19,632           1,700   Accelerated straight line  240
  LoanSTAR Systems, Inc. (a)       October 24, 2005        1,461              39   Accelerated straight line   84
  College Access Network           October 31, 2005       40,981             684        Straight line         120
  College Access Network           October 31, 2005          301               7        Straight line          84
  FirstMark Services, LLC (a)      November 8, 2005        1,568              52        Straight line          60
  5280 Solutions, Inc. (a)         November 8, 2005        1,800              60   Accelerated straight line   60
                                                   --------------  --------------
                                                        $ 74,142         $ 3,771
                                                   ==============  ==============
Computer software and other
  EDULINX Canada Corporation       December 1, 2004     $    752         $   407        Straight line          24
  Student Marketing Group, Inc.    March 29, 2005            274              21        Straight line         132
  FACTS Management Co. (a)         June 10, 2005           1,210             235        Straight line          36
  Foresite Solutions, Inc.         July 1, 2005               85              14        Straight line          36
                                                   --------------  --------------
                                                        $  2,321         $   677
                                                   ==============  ==============
Trade names
  EDULINX Canada Corporation       December 1, 2004     $    221         $    34        Straight line          84
  5280 Solutions, Inc. (a)         November 8, 2005          600              20        Straight line          60
                                                   --------------  --------------
                                                        $    821         $    54
                                                   ==============  ==============

(a) As of December 31, 2005, the Company was in the process of obtaining valuations of certain intangible assets; thus, the allocation of the purchase price was subject to refinement.

                                                                    ATTACHMENT D


                           RESPONSE OF NELNET, INC. TO
                               FINAL AUDIT REPORT,
                 SPECIAL ALLOWANCE PAYMENTS TO NELNET FOR LOANS
         FUNDED BY TAX-EXEMPT OBLIGATIONS (CONTROL NO. ED-OIG/A07F0017)





                                November 14, 2006






Akin Gump Strauss Hauer & Feld LLP                 Mayer, Brown, Rowe & Maw LLP
Robert S. Strauss Building                                1909 K Street, N.W.
1333 New Hampshire Avenue, N.W.                           Washington, D.C. 20006
Washington, D.C. 20036-1564

                                  INTRODUCTION

        Nelnet, Inc. ("Nelnet") hereby responds to the Final Audit Report, SPECIAL ALLOWANCE PAYMENTS TO NELNET FOR LOANS FUNDED BY TAX-EXEMPT OBLIGATIONS (Control No. ED-OIG/A07F0017) ("Final Report"), which was transmitted to Nelnet on September 29, 2006. As we show below, the Final Report's recommendations are profoundly misguided and must be rejected by the Department of Education ("the Department").

        According to the Final Report issued by the Office of Inspector General
(OIG), the only issue that remains in dispute is whether loans acquired with proceeds from the sale of later generation loans qualify for the 9.5% floor on special allowance payments (SAP). SEE Final Report at 10.(1) On that issue, the OIG interprets 20 U.S.C. ss. 1087(b)(2)(B)(i) in a vacuum, ignoring more than a decade of historical interpretation by the Department and the basic economics on which the student loan industry operates. As a result, the OIG encourages action by the Department - I.E., requiring repayment of money already paid to Nelnet and discontinuation of payment of future money owed to Nelnet - that is unlawful and that would have extremely detrimental effects on this industry.

        As set forth in Section I(C) below, the Department - in its interactions with the industry and in numerous public statements over many years - has established and reiterated a consistent and firm interpretation of the regulations that permits exactly the conduct about which the OIG now complains. Like the entire industry, Nelnet has relied upon the Department's interpretation of its own regulations in making loans and in conducting its business. The Department's interpretation of the rules cannot be changed retroactively without violating due process and fundamental principles of administrative law. SEE Sections II(A)-(C).

        Moreover, the statute itself provides a contractual right to receive the very payments that the OIG encourages the Department to withhold. The Department cannot change the terms of the agreement midstream without Nelnet's consent, which it does not have. SEE Section II(D). None of these issues is addressed in the OIG's analysis.

        Furthermore, the OIG's recommendations reflect a basic misunderstanding of the economics of the student loan industry. SEE Sections I(B) & IV. For example, while the bonds at issue are 30-35 year bonds, the loans that secure them have historically had weighted average lives of only 5-7 years. Student lenders financed these loans through the bond markets in reliance on the Department's longstanding interpretation that loans funded with the proceeds of pre-1993 tax-exempt bonds would remain eligible for the 9.5% floor payments for the life of the bonds. If the OIG were correct that proceeds from qualifying loans can be used to purchase only one additional qualifying loan, then student lenders would receive 9.5% floor payments for less than half the life of the bonds. Retroactively adopting this new interpretation would reduce the cash flow from which lenders can pay interest on the bonds, creating a serious risk of default on bonds that were structured in reliance upon the 9.5% floor payments. Accordingly, adopting the OIG's recommendations would affect not only Nelnet but lenders, students, and investors alike, could result in serious disruptions in the student loan industry, and harm the Department's mission of promoting access to higher education.

---------------
(1) Other issues were raised in the OIG's draft report. Nelnet filed a response to that draft report, which apparently addressed those other issues to the satisfaction of the OIG. The OIG also raises issues relating to Nelnet's record-keeping practices, while at the same time recognizing that those practices are not legally insufficient. Nelnet addresses those questions in
Section V of this document.

        In 2004 and again in 2006, Congress recognized the economic and legal problems that would result from retroactively changing the rules applicable to the 9.5% floor. It decided in the Taxpayer-Teacher Protection Act of 2004 (Pub.
L. 108-409 (Oct 30, 2004)) to proceed only prospectively with respect to transferred loans, and in the Higher Education Reconciliation Act of 2005 (Tit. VIII of Pub. L. 109-171 (Feb. 8, 2006)), Congress decided to proceed only prospectively with respect to the eligibility of loans made or acquired with the proceeds of recycled loans. The Department not only should respect these wise and well-reasoned decisions, it must do so. If Congress had intended to authorize Department to change the program retroactively, it would have expressly provided that authority in the statute.

I.      BACKGROUND

        A. NELNET'S DISAGREEMENT WITH THE OIG'S RECOMMENDATION.

        Under the Higher Education Act (HEA), holders of certain loans made under the Federal Family Education Loan (FFEL) Program have a statutory and contractual right to SAP in addition to repayment of principal and interest.(2) For loans made or purchased with proceeds certain of tax-exempt bonds, Congress has limited the SAP rate to one-half the rate on loans financed with taxable sources, while guaranteeing a minimum annual yield of 9.5% on eligible loans.(3)

        Nelnet initially used funds from pre-1993 tax-exempt bonds to finance student loans. It later refinanced those loans by selling them to a trust that was funded by taxable sources. Despite such sales, the loans retained their eligibility for the 9.5% floor rate, and Nelnet continued to collect 9.5% floor payments for these loans. The OIG does not question or challenge that practice. Meanwhile, Nelnet used the sales proceeds to acquire new loans, which also became eligible for the 9.5% floor rate, and Nelnet recovered 9.5% floor payments on these loans, which we refer to as "second generation" loans. The OIG does not question or challenge this practice either.

        As second generation loans have been sold in maintaining the portfolio, Nelnet has purchased new loans with the proceeds (derived from the same pre-1993 tax-exempt obligations), thereby rendering the new loans eligible for the 9.5% floor payments. We refer to these loans and later generations of loans as "third generation" loans. The OIG takes issue with the entire industry's understanding that third generation loans are eligible for 9.5% floor payments. Despite the fact that the Department has been making payments on such loans for more than a decade, the OIG wants to take that money back and to stop all future payments on pre-existing loans.

-------------
(2) 20 U.S.C. ss. 10871-(b)(3).

(3) 20 U.S.C. ss. 1087-1(b)(2)(B)(i) & (ii).

        B. INDUSTRY PRACTICE: RECYCLING OF LOANS IS INEVITABLE AND NECESSARY TO SUPPORT THE 30-YEAR BONDS.

        Third generation loans can arise in the following ways: As a lender receives payments on a student loan that secures a tax-exempt bond, it may use these payments to make or purchase new student loans to secure the same bond. Payments may include interest or principal, guaranty payments, and SAP. These proceeds are used to purchase new student loans that then secure the tax-exempt bond. The new loans are referred to as "second," "third," and later generation loans. Third generation loans also arise when qualifying loans financed by a pre-1993 tax-exempt bond are sold to a separate trust financed by a taxable bond, and the proceeds of the sale are used to make or purchase new qualifying loans. This process is commonly called "transferring" in the finance industry. The OIG uses the term "cycling" to refer to both of these practices, and it takes the position that they are not permitted. This document instead uses the industry term "recycling" to refer to these practices.

        Since 1980, recycling of loans in the manner discussed above has been common for lenders that used tax-exempt bonds to finance student loans. For example, in its recent letter expressing concern about the disruptive effect of any change in the Department's treatment of this practice, the American Securitization Forum described recycling as:

               a common transaction for issuers of tax-exempt student loan bonds for nearly three decades. . . . Since the 1980s, it has been accepted practice for student loan lenders to use the proceeds of
               9.5 percent SAP loans more than two generations removed from the original tax-exempt bond source of funding.(4)

        Without regard for the effect on the student loan industry, the OIG now recommends that the Department disrupt that practice by eliminating the 9.5% floor payments for third and later generation loans after many years of continuously accepting the practice.

        Recycling is inevitable, and indeed necessary, due to the relatively short term of the loans that secure the tax-exempt bonds. Historically, the weighted average life of a student loan has been 5-7 years. The tax-exempt bonds that they secure, however, typically have final maturities as long as 30-35 years. As a practical matter, therefore, reliance on third (and later) generation loans is necessary to assure the continued existence of collateral that is eligible for the 9.5% floor to secure the bonds. Thus, recycling has always occurred, and must occur over time.

        Most members of the student loan industry engage in recycling. Thus, in its September 2004 report on 9.5% loans (GAO-04-1070), the Government Accountability Office (GAO) stated that most of the lenders that it interviewed engaged in the practice of "transferring" as described above, and all of the lenders interviewed engaged in the broader practice of recycling.(5) Members of Congress also have consistently acknowledged the widespread and almost universal nature of recycling. For example, Senator Reed stated that "[o]wners of 9.5-percent guaranteed loans continually recycle proceeds from tax-exempt bonds originally issued before 1993 - creating in effect a revolving loan fund - and the federal Government continues to guarantee a 9.5-percent rate of return."(6)

-------------------
(4) Letter from American Securitization Forum to Department of Education (T.
    Shaw), Oct. 12, 2006, at 1.

(5)  GAO Report at 31-33.

(6)  Cong. Record, Vol. 150, No. 128, S10918, 10920 (Oct. 9, 2004).

        Even if a lender recycled only interest or principal payments (rather than relying on the sale of loans), that lender's portfolio would ordinarily include a third generation of loans within three to five months after issuance of the bond. For example, assume that a lender made a loan on the day it issued a bond (Loan 1), and began receiving principal and interest on Loan 1 in the following month. If the lender used funds from payments on Loan 1 to make another loan, this new loan (Loan 2) would be a second generation loan. The lender's portfolio thus would include a mixture of first and second generation loans almost immediately. If the lender received the principal and interest from these two loans in the following month to purchase another loan (Loan 3), the lender would have a third generation loan as early as several months after the bond was issued. As a result of such common and necessary means to maintain a portfolio securing a bond, the Department has acknowledged the validity of recycled loans and has interpreted its regulations to make third generation loans eligible for the floor SAP (now 9.5%) since the early 1980s.

        C. THE DEPARTMENT KNEW ABOUT THIS PRACTICE AND AGREED IT WAS
           PERMISSIBLE.

        For many years, the Department has been aware of, and has not disputed, the same practices that the OIG now challenges. The Department knew what the industry was doing, agreed that it was lawful, and made 9.5% floor payments on third generation recycled loans. The industry relied on the Department's position in making and purchasing more loans and financing those loans through the bond markets. The OIG does not address these facts.

               1. THE GAO REPORT AND THE DEPARTMENT'S RESPONSE SHOW THAT THE DEPARTMENT KNEW ABOUT RECYCLING AND INTERPRETED ITS REGULATIONS TO ALLOW 9.5% FLOOR PAYMENTS FOR THIRD AND LATER GENERATION LOANS.

        The GAO report: (i) described how recycling had increased loan portfolios and (ii) recommended changes to prohibit the practice, THUS ACKNOWLEDGING THAT IT WAS PERMITTED.(7) GAO stated that under the regulations:

               a lender can significantly increase its 9.5 percent volume by issuing a taxable bond and using the proceeds to purchase 9.5 percent loans financed by a pre-October 1, 1993 tax-exempt bond. The lender then uses the cash available from the pre-October 1, 1993 tax-exempt bond to make or buy additional loans, which are guaranteed the minimum 9.5 percent yield.(8)

---------------------------------
(7)  SEE GAO Report at 7-8.

(8)    ID. at 4.

GAO depicted the revolving process by which multiple generations of loans are generated in the following diagram(9):

[GRAPHIC OMITTED WITH THE FOLLOW INFORMATION]

START
  Lender issued a tax-exempt bond prior to 10/1/93, and used proceeds to make or buy 9.5% loans.
      1. Tax-exempt bond
      2. Lender issues a taxable bond and uses proceeds to buy 9.5% loans originally financed by a pre 10/1/93 tax-exempt bond.
      3. When loans are moved, the guaranteed minimum 9.5% yield remains with loan, and lender has cash available in tax-exempt bond.
      4. Lender uses cash from pre 10/1/93 tax-exempt bond to make or buy additional loans that are guaranteed the minimum 9.5% yield.
      5. Lender has increased 9.5% loan volume.
  Lender can continue to transfer so loan as the pre 10-1-93 tax-exempt bond is not retired or defeased.

GAO plainly was aware that lenders could and did engage in the transferring of multiple generations of loans, explaining that the "[l]ender can continue to transfer so long as the pre 10/1/93 tax-exempt bond is not retired or defeased."(10)

        The OIG did not address the GAO report and therefore incorrectly concluded that that the Department did not know that (i) lenders were engaging in recycling or (ii) recycling could result in a substantial increase in eligible loans. GAO addressed both points in its Report, and provided it to the Department for any comments.(11) .

        In response to the GAO Report, the Department acknowledged that 9.5% floor payments were increasing and that lenders were using the "strategies" identified by GAO to "maintain and even increase their 9.5 percent portfolios."(12) The Department thus recognized the recycling, but explained that:

               In general, under the Department's regulations, loans that are eligible for the 9.5 percent subsidy retain that eligibility as long as the tax-exempt bond whose proceeds were used to make or purchase the loans remains open. In other words, absent a change in the law, unless and until the original financing instrument is retired or defeased, the loans it supports qualify for the special subsidy.(13)

-----------------------------
(9)    ID. at 32.

(10)   ID.

(11)   SEE ID.

(12)   ID. at 42.

(13)    ID.

Although the Department believed the 9.5% floor payments "should be scaled back considerably," it explained that the only way to do so under applicable law was "to issue new regulations or to reverse the Clinton Administration's regulatory interpretation." ID.

               2. NUMEROUS DEPARTMENT STATEMENTS DEMONSTRATE ITS LONGSTANDING KNOWLEDGE OF RECYCLING AND ITS INTERPRETATION THAT THIRD AND LATER GENERATION LOANS ARE ELIGIBLE FOR 9.5% FLOOR PAYMENTS.

        Other statements by the Department demonstrate its longstanding awareness of recycling practices and consistent interpretation that its regulations permit 9.5% floor payments on recycled third and later generation loans. The Department has conveyed in numerous contexts that recycling of multiple generations of loans is a permissible method of qualifying new loans for the 9.5% floor. For example:

        o Department officials made various statements to Nelnet (and others in the industry) in which they acknowledged that lenders are recycling loans and billing the new loans at the 9.5% floor, but they have never expressed the view that the practice was not permitted under the regulations.

        o Lenders necessarily recycled loans for many years, understanding that the later generation loans were qualified for the 9.5% floor under paragraphs (A) through (E) of 34 C.F.R. ss. 682.302(c)(3)(i), and the Department knowingly made special allowance payments at the 9.5% floor rate on such recycled loans for many years without questioning requests for payment. Indeed, the Department's actual practice of paying the 9.5% floor on loans funded by interest payments, payoffs, and sales of qualified loans is strong evidence of the Department's interpretation of the regulations and statute.

                o These payments by the Department were not isolated events. To the contrary, the Department paid Nelnet's billings for loans qualified for the 9.5% floor through the transferring process for 14 consecutive quarters, and it has paid the 9.5% floor rate on third generation recycled loans consistently for more than a decade. The Department also has paid other lenders' 9.5% billings consistently.

        o As discussed above, the Department's September 14, 2004 letter to GAO acknowledged the propriety of multi-generation recycling and did not dispute the eligibility of the later-generation loans for the 9.5% floor.

        o In a September 30, 2004 letter to Representative Boehner, the Department and the Office of Management and Budget stated that the "prior administration's interpretation expressly permitted lenders to extend these payments indefinitely" and urged Congress to change the law. If loans eligible for the 9.5% floor were limited to one or two generations, it would be impossible to extend the 9.5% payments "indefinitely" and no change would have been necessary.

        o In an October 2004 press release, the Secretary of Education stated that payment on recycled loans was the established practice, and that it "came about . . . when the Clinton administration interpreted an existing Department regulation.
                . . . Federal courts . . . have ruled that changes in regulatory interpretations require using the standard rule making process."

        o In a November 18, 2004 letter to Senator Kennedy, the Secretary of Education responded to the Senator's questions as to whether the Department had approved of the "methods Nelnet is using," and, if not, whether the Department had sought to recover the 9.5% floor billings.

                o According to the Secretary, in making the 9.5% floor payments, the "Department implemented the requirements of the Higher Education Act of 1965, . . . existing Department regulations, and interpretations of those regulations including an interpretation issued by the prior administration expressly permitting lenders to extend the excessive allowance payments indefinitely."

                o The Secretary made a compelling case that the only way to limit Nelnet's qualification of loans for the 9.5% floor would be to go through the negotiated rulemaking process, because the Department's existing rule "was specifically endorsed by the prior administration and has been on the books for close to a decade."

                o The Secretary's letter (i) specifically referenced Nelnet's "methods"; (ii) acknowledged that third generation proceeds can be used to extend the 9.5% payments "indefinitely"; and (iii) admitted that the Department could not preclude use of the methods without going through a rulemaking process.

        The Department's requests for the 2004 and 2006 legislation provide further evidence that its longstanding interpretation of the regulations and statute governing the 9.5% floor differs from the OIG's new interpretation. In a July 8, 2005 Press Release, the Department stated that the Secretary and Chairman Boehner had requested Congressional action aimed at "a PROSPECTIVE end to the practice known as recycling, which allows lenders to use the income from loans that receive the 9.5 percent subsidy to then make new loans THAT ALSO RECEIVE THE BENEFIT OF THE 9.5 PERCENT SUBSIDY" (emphasis added). Under the OIG's new interpretation, such legislation would have been unnecessary in 2004 and 2006. By those dates, lenders' portfolios already consisted mostly or entirely of third and later generation loans, thus making the legislation a response to a non-existent issue.

        These statements and its actions in paying the 9.5% floor on recycled loans for more than a decade are compelling evidence that: (i) the Department knew that lenders were recycling and transferring loans, which created multiple generations of new loans, and were using the proceeds to fund those new loans; and (ii) the Department made the associated payments at the 9.5% floor rate on all such loans. In fact, it is common knowledge that recycling has supported student loan financing for 26 years.(14) The OIG Final Report however, does not address these facts.

---------------------------
(14)  Letter from American Securitization Forum to Department of Education (T.
      Shaw), Oct. 12, 2006; Letter from Bond Market Association to Department of Education (T. Shaw), Oct. 12, 2006.

               3. RECENT PROGRAM AUDITS CONFIRM THE DEPARTMENT'S KNOWLEDGE AND INTERPRETATION.

        If there were any lingering doubts about the Department's consistent interpretation of the statute and regulations to permit 9.5% floor payments for later-generation recycled loans, three program audits conducted by the Department in 2005 and 2006 put such doubts to rest. In those audits, the Department approved 9.5% floor billings on third and later generation loans, even though each audited lender had increased its volume of 9.5% loans by recycling or transferring third generation loans.(15)

        Most recently, on July 12, 2006, the Department issued a program audit report regarding one lender's use of tax-exempt and taxable bond issues to qualify for the 9.5% floor. The Department's conclusions were:

               Recycling amounts available under each of the Master Indentures have been used by [the lender] to the extent permitted there under to acquire additional loans into the related trust estates. The loans so acquired have been considered as eligible for a special allowance payment rate of 9.5% (Floor SAP) treatment when such loans have been acquired with the recycling amounts relating to loans pledged to a Floor SAP Financing Vehicle (as described below). A Floor SAP Financing Vehicle includes tax-exempt obligations originally issued prior to 10/1/93 (Pre-1993 Bonds), and also includes tax-exempt refunding bonds so long as the proceeds of the refunding bonds are used to pay, defease or redeem - and thereby retire - Pre-1993 Bonds or any tax-exempt bonds that refunded such Pre-1993 Bonds.

                                      * * *

               [A] loan may be eligible for Floor SAP billing if it is acquired with proceeds of Pre-1993 Bonds or is otherwise pledged to a Floor SAP Financing Vehicle.

                                      * * *

--------------------------
(15) The program audits were issued July 26, 2005 (in the Southern Region), October 2005, and July 12, 2006 (Western Region).

               Referencing Dear Colleague Letter 96-L-186 published by the U.S. Department of Education in March 1996, [the lender] chose to bill Floor SAP for any loan that had been funded with proceeds of a Floor SAP Financing Vehicle and was subsequently sold or transferred to a non-Floor SAP Financing Vehicle.

                                      * * *

               [The lender] billed Floor SAP on the transferred loans and on loans acquired with the transferred loan revenues, AS WELL AS ON LOANS ACQUIRED THEREAFTER WITH THE RECYCLING AMOUNTS ASSOCIATED WITH SUCH LOANS.

                                      * * *

               The increase in 9.5% Floor SAP loans is attributable to two factors, 1) the use of recycling proceeds to acquire more loans and 2) billing of Floor SAP loans generated from transfers that occurred prior to October 1, 2004.(16)

        Thus, the Department recognized that the lender recycled multiple generations of loans. Moreover, the Department not only approved the lender's 9.5% billings - including those submitted for third generation loans - but also determined that the lender had underbilled for loans transferred from tax-exempt to taxable financings. That conclusion cannot be reconciled with the OIG's new interpretation, which would read the governing regulations to provide that third generation loans are not eligible for the 9.5% floor.

II. CONSISTENT WITH FUNDAMENTAL PRINCIPLES OF CONSTITUTIONAL LAW, ADMINISTRATIVE LAW, AND CONTRACT LAW, THE DEPARTMENT MAY NOT APPLY THE OIG'S NEW INTERPRETATION TO THE EXECUTED TRANSACTIONS AT ISSUE IN THE FINAL REPORT.

        Any change in interpretation that would purport to affect loans refinanced prior to October 1, 2004 (the effective date of the Taxpayer-Teacher Protection Act, which prospectively changed the law) would be contrary to established constitutional, administrative, and contract law.

        A. FAIR NOTICE IS REQUIRED PRIOR TO ANY CHANGE IN THE DEPARTMENT'S LONGSTANDING INTERPRETATION.

        As we have detailed above, the Department has consistently administered the FFEL program in accordance with an interpretation that is different from the one now urged in the Final Report. The Department acknowledged that recycling is proper and treated the third generation loans as eligible for the 9.5% floor by making 9.5% floor payments to the student loan industry for years, and Nelnet and other industry members have based their conduct on the existing interpretation for more than a decade. The adoption of the Final Report's interpretation would reverse the Department's long-held interpretation and would be a final agency action adverse to student lenders that would deprive them of rights that fully vested years ago, all without fair and adequate notice.

------------------
(16) Department of Education, Financial Partner Eligibility & Oversight - Western Region July 12, 2006 Program Audit Report at 3-6 (emphasis added).

        Fundamental constitutional and administrative law principles of due process require that a person receive fair notice of the conduct that may subject him or her to adverse governmental action.(17) This fair notice requirement is "well-established."(18)

        In this context, this principle specifically prohibits an agency from using an adverse agency action "`as the initial means for announcing a particular interpretation' - or for making its interpretation clear."(19) Before an agency may adopt a new and detrimental interpretation of a regulation or statute, fair warning must be given.(20) As the D.C. Circuit has held, "Due process requires that parties receive fair notice before being deprived of property."(21) An agency cannot take adverse action against a regulated organization when the organization has "reasonably interpret[ed] [the agency's] rules."(22) Even if the OIG's interpretation were reasonable (which Nelnet disputes), the Department would be required to announce that interpretation in advance and give the regulated organizations an opportunity to ensure their compliance going forward before the new interpretation could be applied.

        Fair notice means that "by reviewing the regulations and other public statements issued by the agency, a regulated party acting in good faith would be able to identify, with `ascertainable certainty,' the standards with which the agency expects parties to conform."(23) Here, the Department offered no "fair warning" of the interpretation the OIG now advocates. On the other hand, while we have mentioned only a few, there are dozens of instances in the past where the Department, Congress and the GAO expressed their view that recycling and transferring were permitted under the regulations. Thus, because Nelnet could have anticipated the OIG's new interpretation only "with the exercise of extraordinary intuition," fair notice is lacking.(24)

        Accordingly, the Department does not have the option of adopting the OIG's interpretation and applying it against Nelnet. To the contrary, fair notice should take the form of a new PROSPECTIVE rule or, at least, a new, PROSPECTIVELY applied interpretation.

------------------------------
(17)   SEE, E.G., BMW V. GORE, 517 U.S. 559, 574 (1996).

(18)   UNITED STATES V. CHRYSLER CORP., 158 F.3d 1350, 1355 (D.C. Cir. 1998).

(19)   GEN. ELEC. CO. V. EPA, 53 F.3d 1324, 1329 (D.C. Cir. 1995) (quoting
       MARTIN V. OSHRC, 499 U.S. 144, 158 (1991)) (second alteration in GEN. ELEC.).

(20)   CHRYSLER CORP., 158 F.3d at 1354.

(21)   GEN. ELEC., 53 F.3d at 1328.

(22) ID. at 1330 (quoting SATELLITE BROAD. CO. V. FCC, 824 F.2d 1, 4 (D.C. Cir. 1987)).

(23) ID. AT 1329 (quoting DIAMOND ROOFING CO. V. OSHRC, 528 F.2d 645, 649 (5th Cir. 1976)).

(24)   CHRYSLER CORP., 158 F.3d at 1357.

        B. THE DEPARTMENT MAY CHANGE ITS LONGSTANDING INTERPRETATION ONLY THROUGH A RULEMAKING.

        An agency must undertake a new rulemaking when it seeks to change a substantive interpretation such as the one at issue here.(25) In fact, the Department has acknowledged as much. In its September 14, 2004 letter to the GAO, the Department explained its previous inaction as follows:

        Last year the Department considered undertaking the process to issue new regulations or to reverse the Clinton Administration's regulatory interpretation. However, we quickly realized that doing so would have resulted in the new policy becoming effective no sooner than July 2005--long after we expected the HEA to be amended to address the issue. This is so because of certain requirements in the HEA and other applicable laws.

        Section 492 of the HEA requires the Secretary to obtain public involvement in the development of proposed regulations for any program authorized under Title IV of the HEA, and to develop such proposed regulations by means of a negotiated rulemaking process. Changes of regulatory interpretation, like new legislative rules, require rulemaking under the Administrative Procedure Act (APA), 5 U.S.C. 551 et seq., as interpreted by the United States Court of Appeals for the D.C. Circuit. See, e.g. Paralyzed Veterans of America v. D.C.
        Arena, 117 F.3d 579 (D.C. Cir. 1997).(26)

        Similarly, the Secretary's September 30, 2004 letter to Representative Boehner stated that "[b]ecause the current Higher Education Act (HEA) provisions that govern rulemaking prevent the Secretary of Education from immediately stopping these [9.5% floor] payments, the Administration urges the Congress to enact legislation...."

        In addition, in the Secretary's October 7, 2004 press release, the Secretary stated that

               [d]espite partisan finger-pointing to the contrary, the loophole was not the making of this administration. It came about eight years ago when the Clinton administration interpreted an existing Department regulation. Federal courts in the District of Columbia have ruled that CHANGES IN REGULATORY INTERPRETATIONS REQUIRE USING THE STANDARD RULEMAKING PROCESS. The process ensures open and public debate. However, rulemaking would have been a protracted and lengthy process. In other words, the best and most expeditious avenue to close this loophole is through the legislative, not the rulemaking, process. [Emphasis added.]

--------------------
(25) SEE ALASKA PROFESSIONAL HUNTERS ASSN V. FAA, 177 F.3d 1030, 1033-34 (D.C. Cir. 1999); PARALYZED VETERANS OF AMERICA V. D.C. ARENA L.P., 117
       F.3d 579, 586 (D.C. Cir. 1997).

(26)   GAO Report at 42-43.

        In the November 18, 2004 letter to Senator Kennedy, the Secretary of Education further explained:

               The federal courts in the District of Columbia have interpreted the APA to require agencies to conduct rulemaking to change regulatory interpretations. In addition, the HEA requires the Department, for regulatory changes relating to Federal student aid programs, (1) to conduct negotiated rulemaking, which requires protracted negotiations and regional meetings with stakeholders, and (2) to comply with a calendar requirement that delays the effective date of such changes. It would have, thus, taken the Department about two years to reverse the prior administration's policy. Despite the Government Accountability Office's claim to the contrary, the Department could not invoke the `public interest' exception to rulemaking here. The courts require that exceptions to the regulatory process be used sparingly and `limited to emergency situations.' We believed that it was not a viable option to call this issue an `emergency' when it was specifically endorsed by the prior administration and has been on the books for close to a decade.

        Thus, it is indisputable that the Department could change its longstanding interpretation that recycled third generation and later loans are eligible for the 9.5% floor only through a rulemaking proceeding.

        C. RETROACTIVE APPLICATION OF A NEW INTERPRETATION IS OUTSIDE OF THE DEPARTMENT'S AUTHORITY BECAUSE NOT AUTHORIZED BY CONGRESS

        Not only would the Department have to proceed through a rulemaking to adopt the OIG's new interpretation, but any rule so adopted would have to be PROSPECTIVE in nature. A new rule that purported to affect loans made or refinanced prior to the effective date of the Taxpayer-Teacher Protection Act or made or financed with the proceeds of a recycled loans prior to the effective date of the 2006 legislation would be impermissibly retroactive.(27)

        Agencies may not issue retroactive rules without authorization by Congress.(28) Nowhere in the HEA did Congress authorize the Department to retroactively apply new regulations or regulatory interpretations. Moreover, in 2004, the issue of retroactivity was debated in connection with the Taxpayer-Teacher Protection Act of 2004, but Congress again affirmed that any changes in the rules could only be prospective. Thus, Congress never authorized the Department to issue a retroactive rule on eligibility of loans for the 9.5% floor.

------------------------
(27) SEE LANDGRAF V. USI FILM PRODS., 511 U.S. 244, 280 (1994); SEE ALSO BERGERCO CANADA V. U.S. TREASURY DEP'T, 129 F.3d 189, 192 (D.C. Cir. 1997) (regulation in BOWEN V. GEORGETOWN UNIV. HOSP., 488 U.S. 204 (1988), was retroactive because the rule in force when hospitals "performed their services gave them a legal right to reimbursement at one rate," and the "Secretary's later rulemaking extinguished that right, replacing it with a right to reimbursement at a lower rate").

(28) SEE BOWEN, 488 U.S. at 208-216.

        D. A RETROACTIVE CHANGE IN THE DEPARTMENT'S LONGSTANDING INTERPRETATION WOULD BREACH THE CONTRACT BETWEEN NELNET AND THE DEPARTMENT.

        Any change that purports to affect existing loans could also make the Department liable for substantial damages in contract actions against the Government. Section 1087-1(b)(3) of Title 20 provides Nelnet with "a contractual right against the United States, during the life of [its] loan[s], to receive the special allowance according to the provisions of this section." This language is a "clear indication that the legislature intends to bind itself contractually,"(29) and reflects Congress's recognition that fixed and durable contract rights would provide the predictability and clarity necessary to encourage the provision of student loans.

        Nelnet's contractual right obligates the Department to make payments under the terms of the statute as they were understood at the time Nelnet made the relevant loans. "[T]he laws which subsist at the time and place of the making of a contract . . . enter into and form a part of it, as if they were expressly referred to or incorporated in its terms."(30) At the relevant times, and continuing to the present time, the Department's authoritative interpretation of the law has been that recycled loans - including third generation and later loans - qualify for the 9.5% floor. Nelnet entered into the loans in question with the same understanding. Hence, the parties' mutual agreement on the treatment of these loans controls.

        The Department's conduct after Nelnet made these loans provides further support for this conclusion. Nelnet (and other lenders) consistently informed the Department of its practice of designating certain loans for the 9.5% floor. At no point did the Department object to these practices; indeed, for years it paid SAP in amounts consistent with the shared understanding of Nelnet and the Department that ALL of Nelnet's recycled loans qualified for the 9.5% floor. Even in the absence of the type of express meeting of the minds on the eligibility of Nelnet's loans which Nelnet and the Department clearly shared, the Department's conduct would be strong evidence of an agreement implied in fact, which can be "inferred . . . from conduct of the parties showing, in the light of the surrounding circumstances, their tacit understanding."(31)

------------------------
(29) NAT'L R.R. PASSENGER CORP. V. ATCHISON, TOPEKA & SANTA FE RWY. CO., 470 U.S. 451, 465-66 (1985).

(30) U.S. TRUST CO. V. NEW JERSEY, 43 U.S. 1, 19 n.17 (1977) (quoting HOME BLDG. & LOAN ASS'N V. BLAISDELL, 290 U.S. 398, 429-30 (1934)).

(31) HERCULES INC. V. UNITED STATES, 516 U.S. 417, 424 (1996) (quoting BALTIMORE & OHIO R. CO. V. UNITED STATES, 261 U.S. 592, 597 (1923)).

        The Department cannot now change its mind and deem the loans ineligible for the special allowance. Contractual obligations by the government may not be modified at the government's whim. So long as the Department's prior interpretation of the 9.5% floor provision was reasonable - and OIG does not contend it was not - that mutual understanding of the parties is binding. A new interpretation requires the agreement of both the parties, not merely the Department. Government contracts are fully subject to the basic principle of contract law that, "[i]n determining whether a contract with the Government is modified, [there must be] . . . `a mutual intent to contract including offer, acceptance, and consideration . . . .'"(32)

III. THE DEPARTMENT'S LONGSTANDING INTERPRETATION OF THE REGULATIONS IS REASONABLE.

        A. THE REGULATORY LANGUAGE AND STRUCTURE DEMONSTRATE THE REASONABLENESS OF THE DEPARTMENT'S LONGSTANDING INTERPRETATION

        There need not be any debate as to whether the OIG's proposed construction of the regulations is the right one because, although Nelnet's position is that it is not, the dispute over the correct interpretation of the regulation for present purposes is academic. The real issue here is not whether the Department's interpretation of the regulations and statute was correct; the issue is whether the statute and regulations can reasonably be interpreted to support the Department's longstanding interpretation and resulting conduct. The Department's construction of the regulations to permit recycling and recognize the eligibility of third generation loans was reasonable under any number of theories.

        The OIG asserts that recycled loans are not 9.5%-floor-eligible because they have not been purchased with "proceeds" in the sense that it is used in paragraph (A) of the regulation.(33) The OIG deems proceeds, as used in the regulation, to mean only the initial proceeds of a bond. Even if the OIG's narrow construction of "proceeds" were correct (which, as we show below, it is not), other paragraphs of the regulation do not employ the term and therefore would not be limited to only original proceeds as defined by the OIG.

----------------------
(32) MILLS V. UNITED STATES, 69 Fed.Cl. 358, 367 (Fed. Cl. 2006) (quoting TOTAL MED. MGMT., INC. V. UNITED STATES, 104 F.3d 1314, 1319 (Fed. Cir. 1997)).

(33) The relevant regulation permits payment of the 9.5% floor on loans purchased with any of the following:

        "(A) The proceeds of tax-exempt obligations originally issued prior to
             October 1, 1993;
         (B) Collections or payments by a guarantor on a loan that was made or purchased with funds obtained by the holder from obligations described in paragraph (c)(3)(i)(A) of this section;
         (C) Interest benefits or special allowance payments on a loan that was made or purchased with funds obtained by the holder from obligations described in paragraph (c)(3)(i)(A) of this section;
         (D) The sale of a loan that was made or purchased with funds obtained by the holders from obligations described in paragraph (c)(3)(i)(A) of this section; or
         (E) The investment of the proceeds of obligations described in paragraph (c)(3)(i)(A) of this section."

(34) C.F.R. ss. 682.302(c)(3)(i).

        OIG's interpretation treats paragraph (D) as if it also contained the word "proceeds" when it does not - only paragraphs (A) and (E) do so. Paragraph
(A) refers to funds obtained from "proceeds" of obligations, whereas paragraph
(D) refers to funds "obtained from obligations," which is obviously broader than paragraph (A) as the OIG interprets "proceeds" in that paragraph.(34)

        What is more, the OIG urges a definition of "proceeds" as it is used in paragraph (A) that is not required by the regulation. Because the regulations do not define "proceeds," the word should be understood to have its common meaning.(35) As shown in Nelnet's response to the OIG draft audit, "proceeds" commonly is understood to include subsequent generations, E.G., "proceeds of proceeds of proceeds." The OIG does not address that basic point or identify any effort by the Department to limit the common meaning of the word in promulgating the regulations. The OIG does argue that the Department's old reading of "proceeds" rendered the other portions of the regulation surplusage. Whatever the merits of that argument, however, it is not strong enough to establish that it was beyond the agency's authority to adopt a more permissive reading. Given the wide latitude an agency has in interpreting its generic statute and its regulations, it was not unreasonable for the Department to conclude that paragraph (A) or paragraph (D) authorized the use of recycled funds to qualify loans for the 9.5% floor. .

        Furthermore, OIG's narrow interpretation of "proceeds" ignores that paragraph (A) refers to "funds obtained from . . . (A) [t]he proceeds" of obligations.(36) The OIG's interpretation renders "funds obtained from" surplusage. When the phrase "funds obtained from" is properly considered in construing paragraph (A), it is clear that third-generation loans qualify for the 9.5% floor even under the OIG's narrow interpretation of "proceeds."

        The Department's longstanding interpretation is consistent with what Congress was trying to do in enacting the one-half SAP rate in the first place. In 1980, Congress recognized that lenders who did not enjoy the ability to issue tax-exempt bonds were at a competitive disadvantage, so it cut the special allowance rate in half for lenders who financed their loans with such bonds. Subsequent legislation ended the eligibility of loans funded from tax-exempt bonds for the 9.5% floor rate, but did so only PROSPECTIVELY. Loans funded from pre-1993 tax-exempt bonds were grandfathered, so that the 9.5% floor rate continued to apply to them. Under the OIG's new interpretation, however, lenders who were otherwise subject to the one-half SAP penalty rate could have easily escaped the penalty rate.

-------------------
(34) By its text, paragraph (D) of the regulation (34 C.F.R. ss. 682.302(c)(3)(i)) makes clear that sales are not limited to second generation loans. Loans obtained or purchased with funds obtained from the "sale of a loan" that was made or purchased with funds obtained from a tax-exempt obligation issued prior to October 1, 1993 are eligible for the 9.5% floor. Because third generation proceeds are funds obtained from "the sale" of such a loan, they meet that test. Paragraph (D) does not state that the funds must have been obtained from the sale of a loan that was made or purchased with funds "ORIGINALLY obtained" from a tax-exempt obligation. Paragraph (A) shows that the Department used the term "originally" when it intended to qualify a provision, and it did not do so in paragraph (D). The regulations thus may not be read as if they contained such a limitation. The term "original proceeds" does not appear in paragraph (D) and may not reasonably be read into it.

(35)    SEE, E.G., UNITED STATES V. SHABANI, 513 U.S. 10, 13 (1994).

(36)    34 C.F.R. ss. 682.302.

        In a high interest rate environment, lenders would prefer to receive the full SAP rate that applies to loans financed with taxable obligations, rather than the one-half SAP penalty rate that applies to loans financed with tax-exempt obligations. The OIG's new interpretation would enable lenders to begin receiving the full SAP rate on all loans funded with the proceeds of tax-exempt obligations. To accomplish this, lenders merely would have to recycle the original proceeds of the tax-exempt obligation through two generations of loans - a process that could be done very quickly. Any third and later generation loans purchased with those proceeds would then qualify for the full SAP rate.

        Likewise, the Department's construction is consistent with the action Congress took in the 2004 Taxpayer Teacher Protection Act and in the 2006 Higher Education Reauthorization Amendments whereas the OIG's construction is not. These laws were carefully crafted to proscribe future qualification of new loans for the 9.5% floor on a prospective basis only, while leaving loans that had already qualified alone. In debates in both the House and the Senate prior the enactment of the 2004 legislation, Congress discussed and rejected the possibility of retroactively shutting down the 9.5% floor because it would affect lenders who relied upon these payments and who were told by the Federal Government years ago that this practice was legitimate.

        Congress was aware of recycling and believed the law had to be changed to end the continued 9.5% floor eligibility of recycled loans. Congress is presumed to know the state of the law,(37) and it specifically discussed the practice during debate regarding potential statutory changes.(38) Congress reasonably would not have passed a new law to eliminate the ability to qualify new loans for the 9.5% floor if they already did not qualify under existing regulations.

        Indeed, under the OIG's new interpretation, Congressional efforts to grandfather loans would have been pointless. Two or more generations of loans reasonably would have been financed by the time Congress passed its amendment because the average life of a student loan is 5-7 years, but the tax-exempt bonds that they secure typically have final maturities as long as 30-35 years. When Congress passed the initial reform of the program in 2004, therefore, there would have been almost nothing left to grandfather from bonds issued before October 1, 1993. Accordingly, it is only if the Department's construction were understood by Congress as in effect that Congress' actions would not have had any purpose or impact.(39)

-------------------------
(37) SEE, E.G., CANNON V. UNIVERSITY OF CHICAGO, 441 U.S. 677, 696-97 (1979).

(38) SEE, E.G., Cong. Record, Vol. 150, No. 128, S10918, 10920 (Oct. 9, 2004)
     (emphases added.).

(39) The 2004 legislation also is significant because Congress amended the program only PROSPECTIVELY. If Congress had wanted to give the Department the authority to alter the program RETROACTIVELY, it would have done so expressly.

        B. THE STATUTE PROVIDES SEPARATE AUTHORITY FOR INVESTMENT OF PROCEEDS, WHICH REASONABLY CONTEMPLATES SUBSEQUENT GENERATIONS OF LOANS.

        Like the regulations, the statute shows that the OIG's narrow interpretation of eligible sources is unreasonable, and that the Department's regulations and longstanding interpretation of loan eligibility for 9.5% floor payments is reasonable. The HEA states:

               The quarterly rate of the special allowance for holders of loans which were made or purchased with funds obtained by the holder from the issuance of obligations the income from which is exempt from taxation under title 26 shall be [describing rate]. Such rate shall also apply to holders of loans which were made or purchased with funds obtained by the holder from collections or default reimbursements on, or interests or other income pertaining to, eligible loans made or purchased with funds DESCRIBED IN THE PRECEDING SENTENCE of this subparagraph OR from income on the investment of such funds.

(Emphases added).(40) The OIG incorrectly suggests that this language limits eligible funding sources to funds obtained "from the issuance of the obligations."(41)

        Instead, the HEA breaks the sources of funds into categories; 1) the portion referenced in the "preceding sentence;" and 2) income on the investment of "such funds." The use of two categories shows that there is separate statutory authority for the treatment of investment income. Investment income will arise from an action taken with respect to an eligible loan. A loan can be made from the funds obtained by issuing an obligation, that loan can then be sold, and the income invested to purchase or make another eligible loan. This loan, in turn, will yield funds that can result in another eligible loan. Neither the statute nor the regulation prohibits that.

        The OIG urges the Department to rely solely on the words of the statute, but an agency may not disregard its own regulations.(42) Paragraph (D) of the regulations expressly refers to "sale[s]," and paragraphs (A) and (E) of the regulations expressly refer to "proceeds." The regulations thus adopt an expansive view of qualifying sources. Rather than address that view, the OIG merely asserts (at 14) that the regulations must be read as limited to the "issuance of the obligations" even though the regulatory terms are broader. There is no support for that reading and it is wrong.

-------------------------
(40)  20 U.S.C. ss. 1087-1(b)(2)(B)(i).

(41)  SEE Final Report at 14.

(42)  SEE SINGH V. U.S. DEPARTMENT OF JUSTICE, 461 F.3d 290, 296 (2d Cir. 2006).

IV. APPLYING THE OIG'S NEW INTERPRETATION RETROACTIVELY WOULD HARM THE CAPITAL MARKETS AND THE DEPARTMENT'S MISSION.

        In addition to being unlawful, any adoption of the OIG's interpretation of the regulations retroactively would profoundly disrupt capital markets and would harm Department efforts to encourage the availability of student loans. These conclusions are apparent from a consideration of the structure of the regulations and the implications of the OIG's interpretations for longstanding industry practices.

        Paragraphs (A) through (E) of the regulation(43) identify the following sources of funds that qualify for a 9.5% loan.

        SOURCE A:     Proceeds of an eligible tax-exempt obligation.
        SOURCE B:     Collections or payments on a loan made or purchased with
                      funds obtained from an eligible tax-exempt obligation.
        SOURCE C:     Interest benefits or special allowance payments on a loan
                      made or purchased with funds obtained from an eligible
                      tax-exempt obligation.
        SOURCE D:     The sale of a loan that was made or purchased with
                      funds obtained from an eligible tax-exempt obligation.
        SOURCE E:     The investment of proceeds of an eligible tax-exempt
                      obligation.

        The core of the OIG's interpretation is that "proceeds of a loan that is eligible under" paragraphs (B) through (E) "cannot be used to make another loan" and that the sources of funds in (B) through (E) "can only be created with funds that are derived from a loan funded by Source A."(44) According to the Final Report, therefore, the only loans that are eligible for the 9.5% floor are (i) loans purchased with ORIGINAL proceeds of tax-exempt bonds ("first generation loans"), and (ii) loans purchased with funds obtained from collections, payments, SAP, sales of loans and investment of bond proceeds from first generation loans ("second generation loans"). IT IS CRUCIAL TO NOTE THAT LENDERS HAVE ALWAYS QUALIFIED RECYCLED THIRD GENERATION LOANS FOR THE 9.5% FLOOR USING SOURCES (B) THROUGH (E). In fact, that is the essence of recycling, and the OIG's interpretation would encompass - and disqualify - not only third generation loans funded by source (D), but ALL third generation loans funded by sources (B) through (E).(45)

------------------------
(43)  34 C.F.R. ss. 682.302(c)(3)(i).

(44)  Final Report at 10.

(45) In addition, the OIG's interpretation rests on a mistaken assumption that "third generation" loans cannot also reasonably be characterized as eligible Source A loans. As GAO recognized (SEE page 5, SUPRA), however, "[w]hen loans are moved, the guaranteed minimum 9.5% yield remains with [the] loan[s], and [the] lender has cash available IN [THE] TAX-EXEMPT BOND"; and lenders can then "use[] CASH FROM [THE] PRE-10/1/93 TAX EXEMPT BOND to make or buy additional loans that are guaranteed the minimum 9.5% yield. SEE GAO report at 32 (diagram, points 3 & 4) (emphasis added). Because sales, collections, etc. make "cash available in [the] tax-exempt bond," which is then used to buy more loans, those "second" and "third" generation loans may reasonably be characterized as eligible Source A loans.

        The following examples show this, illustrating how the regulations would apply to loans in a portfolio under the OIG's understanding:

        Example 1
                o LOAN 1, funded by the original proceeds of the tax-exempt obligation, is eligible for the 9.5% floor, because it is funded by Source A.
                o LOAN 2, funded by borrower payments received on Loan 1, is eligible for the 9.5% floor, because it is funded by Source B.
                o LOAN 3, funded by guarantor payments on Loan 2, would not be eligible for the 9.5% floor (under the OIG's interpretation) because its funding source was not derived from a loan made or purchased with funds from Source A.

        Example 2
                o LOAN 1, funded by original proceeds of the tax-exempt obligation, is eligible for the 9.5% floor, because it is funded by Source A.
                o LOAN 2, funded by special allowance payments received on Loan 1, is eligible for the 9.5% floor, because it is funded by Source C.
                o LOAN 3, funded by borrower payments on Loan 2, would not be eligible for the 9.5% floor (according to the OIG) because its funding source was not derived from a loan made or purchased with funds from Source A.

        Example 3
                o LOAN 1, funded by the original proceeds of the tax-exempt obligation, is eligible for the 9.5% floor, because it is funded by Source A.
                o LOAN 2, funded by payment of Loan 1 pursuant to consolidation of Loan 1, is eligible for the 9.5% floor, because it is funded by Source B.
                o LOAN 3, funded by payment of Loan 2 pursuant to consolidation of Loan 2, would not be eligible for the 9.5% floor (according to the OIG) because its funding source was not derived from a loan made or purchased with funds from Source A.

        Example 4
                o LOAN 1, funded by original proceeds of the tax-exempt obligation, is eligible for the 9.5 percent floor because it is funded by Source A.
                o LOAN 2, purchased with funds obtained from the sale of Loan 1, is eligible for the 9.5 percent floor because it is funded by Source D.
                o LOAN 3, purchased with funds obtained from the sale of Loan 2 would not be eligible for the 9.5% floor (according to the OIG), because its funding source was not derived from a loan made or purchased with funds from Source A.

        In each example, Loan 3 is a "third generation" loan. Such loans are common, and the Department's payment of the 9.5% floor on such loans is a routine practice on which investors and issuers have relied.(46) If the OIG's interpretation were correct, nearly all loans now in existence - inside and outside pre-1993 tax exempt bonds - would NOT be eligible for the 9.5% floor because currently-existing loans ARE third-generation or later loans for the reasons discussed in Section I.B. above.

        This result would be severely damaging to the industry and to capital markets more generally. The OIG seeks to disturb - retroactively and without any consideration of the ramifications - a practice that the financing industry long has relied upon to support student loan financing. The asset-backed securities market is one of the largest sources of capital market financing in the world, and student lenders comprise one of the largest asset classes of the asset-backed securities market. In fact, student loans are one of the largest asset classes in asset-backed securitizations in the United States, ranking behind only mortgages and auto loans, and ahead of credit card receivables. Capital markets "work best--that is, borrowing costs are the lowest--when investors, issuers, and underwriters are certain of the prevailing legal framework."(47) For asset-backed securities issuance programs that rely on capital from investors seeking stable investments, "retroactive rule applications would be highly disruptive to the student loan finance market, call into question the stability of hundreds of financing structures, and erode the important market fundamental of legal certainty."(48)

        Changes in interpretation of the nature urged by the OIG pose grave risks of severe market dislocation. For example, a substantial portion of student loans are financed through the bond markets; over $ 1/2 TRILLION dollars of student loans have been financed through securitized bonds. Adoption of the OIG's conclusions would create a serious risk of default for many bonds and bank loans because of reduced cash flow from which to pay interest. Many lenders facing such defaults could not avoid them by using their own capital to pay interest because they lack sufficient capital to do so.

        Auction rate bonds could face failed auctions, and the bonds could default to higher interest rates. In this situation, many bonds would have higher rates but lower interest income on the loans that secure them due to the loss of the 9.5% floor. Such bonds therefore may default.

        Even if a student loan issuer does not issue auction rate bonds, or an auction does not fail, the underlying collateral with its lower interest rate may not pay enough to avoid default. The same problem may occur in the case of simple bank loans. Many student loan lenders will not have enough capital to handle the crisis and will enter bankruptcy. The administration of student loans also will suffer because many such lenders also administer the disbursement, servicing, and collection of student loans.

--------------------
(46) Letter from American Securitization Forum to Department of Education (T. Shaw), Oct. 12, 2006, at 1.

(47) Letter from American Securitization Forum to Department of Education (T. Shaw), Oct. 12, 2006, at 2.

(48)  ID.

        In addition, non-defaulting lenders will face lower ratings from the rating agencies because of the effect of the loss of the SAP on their income and uncertainty whether the Department will adhere to other long-standing practices and interpretations.

        In short, adoption of the OIG's new interpretation would likely affect liquidity in the marketplace for student lenders. A retroactive change in interpretation, therefore, would result in a large reduction in the issuance of bonds to finance student loans, which could impact the availability of student loans and compromise the Department's mission of assisting students.

V.      NELNET'S RECORD-KEEPING PRACTICES ARE ENTIRELY ADEQUATE.

        Although noting that the OIG had not found Nelnet's records legally insufficient,(49) the Final Report indicated that the records reviewed did not readily identify the funding sources used to make or purchase loans. This purported deficiency in documentation is a product of the OIG's view that third and later generation loans are ineligible for the 9.5% floor, and that records that do not identify the generational status of the funds used to acquire an individual loan would be inadequate to "document the validity of a claim against the guarantee or the accuracy of reports submitted under" the related section.(50) Any implication that such specificity is required is incorrect. Nelnet's records are entirely sufficient to establish eligibility for the 9.5% floor payments. At no time have the Department's regulations or guidance set forth a requirement for more detailed record-keeping, and any after-the-fact imposition of an enhanced record-keeping requirement to deprive Nelnet of the 9.5% floor payments to which it is entitled or which it has already received would constitute a retroactive rulemaking.

        Further, Nelnet's data and record-keeping systems are state-of-the-art in the industry. In fact, numerous other lenders utilize Nelnet's systems through outsourcing arrangements. Thus, if Nelnet's records are inadequate, no other lender's records could pass muster, either.

        The Department has never before required - or even requested - records establishing that 9.5% loans were purchased with specific sources covered by paragraphs (A)-(E) of the regulation. Nevertheless, through the records previously furnished, Nelnet can show that all of its 9.5% loans were purchased from its "Acquisition Fund" established under the terms of the 1985 Trust, and that the funds entering the Acquisition Fund were derived from sources qualifying under paragraphs (A)-(E) of the regulation. The Acquisition Fund is simply a segregated fund comprised of several bank accounts created to receive borrower payments and loan sale proceeds that will be used to acquire new loans. Thus, although no law or regulation requires such records, Nelnet has records demonstrating that all 9.5% loans in question were purchased with funds derived from (i) funds obtained from proceeds of pre-1993 tax-exempt obligations, (ii) borrower payments on loans funded with the pre-1993 tax-exempt obligations,
(iii) funds obtained from the sale of such loans, and/or (iv) investment income from (i) through (iii) above. In this way, Nelnet can show that all the 9.5% loans at issue were purchased with a qualifying source of funds under Paragraph
(A), (B), (D) and/or (E) of the regulation.

-----------------------
(49)  Final Report at 14.

(50) ID.

        We will provide further information on this matter upon request.

VI.     CONCLUSION.

        Although Nelnet continues to believe that the OIG's construction of the statute and regulations is demonstrably wrong, it is unnecessary to resolve that issue here. Rather, the fundamental issue here is that OIG's new interpretation is contrary to the Department's longstanding interpretation of the eligibility of third generation loans for the 9.5% floor. The Department's consistently-held interpretation was reasonable and was the basis upon which the Department, Nelnet, others in the industry, and, indeed, Congress have acted for many years. That longstanding interpretation also gave rise to the contractual rights that Nelnet and other members of the industry now have to payment of the 9.5% floor for such loans. The Department's longstanding interpretation must continue to govern here. To conclude otherwise would be unconstitutional retroactive rulemaking and a breach of contract. Accordingly, the Department cannot lawfully adopt the recommendations of the OIG. To the contrary, if the Department wants to change its longstanding interpretation, it may do so only through a rulemaking and only prospectively.

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